RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-171806

The information in this pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion:
Dated February 4, 2011

to the Product Prospectus Supplement FIN-1 Dated
January 28, 2011, Prospectus Dated January 28, 2011,
and Prospectus Supplement Dated January 28, 2011
$ __________ Redeemable Fixed Rate Notes, Due February 25, 2021 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable Fixed Rate Notes (the “Notes”) described below.

The CUSIP number for the Notes is 78008KJ38.

The Notes will accrue interest at the rate of 4.00%.

We will pay interest on the Notes on the 25th day of each month (each an “Interest Payment Date”), commencing on March 25, 2011.

We may call the Notes in whole, but not in part, on February 25, 2012, February 25, 2013 and February 25, 2017, upon 30 days prior written notice. Any payments on the Notes are subject to our credit risk.

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated January 28, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets, LLC will offer the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the issue date at a purchase price that is expected to be between 98% and 100% of the principal amount.

To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion.  However, our affiliates will not purchase more than 15% of the principal amount of the Notes.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about February 25, 2011, against payment in immediately available funds.

RBC Capital Markets, LLC

Redeemable Fixed Rate Notes, Due February 25, 2021

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	February ●, 2011

Issue Date:	February 25, 2011

Maturity Date:	February 25, 2021

CUSIP:	78008KJ38

Interest Rate:	4.00%

Interest Payment Dates:
The 25th day of each month, commencing on March 25 2011. If an Interest Payment Date is not a New York or London business day, interest shall be paid on the next New York or London business day, without adjustment for period end dates and no interest shall be paid in respect of the delay.

Redemption:	Redeemable at our option.

Call Dates:	The Notes are callable, in whole, but not in part, on February 25, 2012, February 25, 2013 and February 25, 2017, upon 30 days prior written notice.

Survivor’s Option:	Applicable. See “General Terms of the Notes—Survivor’s Option” beginning on page PS-17 of the product prospectus supplement FIN-1 dated January 28, 2011.

U.S. Tax Treatment:
Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement FIN-1 dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes,” and “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments,” which apply to your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

RBC Capital Markets, LLC

Redeemable Fixed Rate Notes, Due February 25, 2021

Calculation Agent:	RBC Capital Markets, LLC

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on page P-2 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011, as modified by this pricing supplement.

RBC Capital Markets, LLC

Redeemable Fixed Rate Notes, Due February 25, 2021

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement FIN-1 dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement FIN-1 dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000316/m127115424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement FIN-1, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Redeemable Fixed Rate Notes, Due February 25, 2021

RISK FACTORS

The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement FIN-1 dated January 28, 2011 and the prospectus supplement dated January 28, 2011. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Early Redemption Risk. We have the option to redeem the Notes on the Call Dates set forth above. It is more likely that we will redeem the Notes prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on the interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about February 25, 2011, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

After the initial offering of the Notes, the price to the public may change.  To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion.  However, our affiliates will not purchase more than 15% of the principal amount of the Notes.  Sales of these Notes by our affiliates could reduce the market price and the liquidity of the Notes that you purchase.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC